                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 10SB
                         AMENDMENT NO. 2

           GENERAL FORM FOR REGISTRATION OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                        ENCOUNTER.COM INC.
                        ------------------
        (Exact name of Company as specified in its charter)

COLORADO                                    84-1027606
--------                                    ----------
(State or other jurisdiction of             (I.R.S. Employer
incorporation or organization)              Identification No.)

6900 Westcliff Drive, Suite 608             SEC File No. 0-30029
Las Vegas, Nevada 89145ia 94514                          -------
-------------------------------
(Address of principal executive offices)

Registrant's telephone number, including area code   702-360-0066



Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class               Name of each exchange on which
to be so registered               each class is to be registered

None							None


Securities to be registered pursuant to Section 12(g) of the Act:

               50,000,000 Shares of Common Stock
               ---------------------------------
                       (Title of class)


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                       TABLE OF CONTENTS

                                                                 Page
COVER PAGE                                                          1

TABLE OF CONTENTS                                                   2

PART I                                                              3

     DESCRIPTION OF BUSINESS                                        3

     DESCRIPTION OF PROPERTY                                       20

     DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES       20

     REMUNERATION OF DIRECTORS AND OFFICERS                        21

     SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS  21

     INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS     22

     SECURITIES BEING REGISTERED                                   23

PART II                                                            24

     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
        COMMON EQUITY AND OTHER STOCKHOLDER MATTERS                24

     LEGAL PROCEEDINGS                                             24

     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                 25

     RECENT SALES OF UNREGISTERED SECURITIES                       25

     INDEMNIFICATION OF DIRECTORS AND OFFICERS                     26

PART F/S                                                           27

     FINANCIAL STATEMENTS                                         F-1

PART III                                                           28

     INDEX TO EXHIBITS                                             28

SIGNATURES                                                         29

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                             PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

Item 6.  Description of Business

The Company is in the business of providing Internet products and services, including Internet access, colocation and professional services. The Company, through its subsidiary CyberCastingCorp.com, executed non-binding letters of intent to acquire two Internet service providers. These letters expired in December 2000, but were verbally extended by the parties. The acquisitions, if consummated, would bring the Company Internet related capabilities such as delivery of high-speed Internet access; broadband wireless; networking expertise; colocation facility development; and management experience and technical personnel for providing Internet services. Working in conjunction with the two Internet service providers, the Company has begun offering colocation service in Las Vegas, NV through a strategic partnership agreement with an existing colocation facility, and has formed a subsidiary, CybAirCorp, to market Internet access, professional services and collocation services. The aforementioned projects and acquisitions each require substantial capital funding, and there can be no assurance that the Company will be able to obtain such financing.

Incorporation

Encounter.com was incorporated June 4, 1986 under the laws of the state of Colorado as Sure Hair, Inc. The Company's original business, the sale of cosmetic and beauty care products, failed when its products did not generate anticipated revenues. On September 26, 1997, after being dormant for almost ten years, the Company changed its name to Palmer Medical, Inc. and attempted to build a medical products business by acquiring distribution rights to a non-reusable syringe. The project was discontinued and the Company was again dormant at the end of its 1998 fiscal year.

On February 3, 1999, the Company changed its name to eDatenow.com, Inc. and attempted to acquire SA Interactive Technology, Inc., a privately held company in the voice personals industry with a view toward development of an Internet dating program. The acquisition was not consummated and on May 31, 1999, the Company changed its name to Encounter.com, Inc. Seven months later, following several failed attempts to develop Internet dating technology, the company was insolvent.

On February 4, 2000, the Company consummated an agreement with Encounter.com Acquisition Corp. for the sale of 24,726,198 of its common shares (75% of the issued and outstanding shares of the company) in exchange for certain Internet technology and a business plan that currently represents the business of the Company. The agreement, among other things, included a requirement for the seller to negotiate a reduction of certain liabilities of the Company. At closing, all of the Company's officers and directors were replaced with nominees of the buyer.

Before February 4, 2000, the Company was managed by 574125 B.C. LTD, whose place of business was located at Suite 250 - 1455 Bellevue
Avenue, West Vancouver, British Columbia. The Company ceased operations in Canada immediately upon the transfer of the 24,726,198 common shares to Encounter.com Acquisition Corp.

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Previous Status as Reporting Company

Sure Hair, Inc., the predecessor name to Encounter.com, Inc. was a reporting company under United States securities laws until September 1, 1994 when it voluntarily terminated it's reporting status upon filing with the Securities and Exchange Commission.

Subsidiaries

The Company has formed a wholly owned subsidiary, "CyberCastingCorp.com" to conduct business as an Internet Service Provider. It has also formed another wholly owned subsidiary, "CybAirCorp" to conduct business as a provider of Internet access, professional services and colocation services. (See "Principal Products and Services)

Principal Products and Services

Internet Service Providers (ISP's) market telephone services, whereby subscribers are connected to the Internet through local toll-free telephone numbers. Dial-Up Access, limited to 56,000 bps, is now used by the majority of Internet subscribers, but is rapidly being replaced by upscale residential and business users, with various forms of high-speed access such as DSL, cable and wireless. High-speed access systems are more profitable to ISP's and tend to decrease subscriber attrition.

The Company plans to penetrate the Internet Service Provider market through an acquisition strategy. ISP acquisition targets are selected based on how well they potentially support the Company's professional services and colocation operations. Market demographics, competition, management and technical personnel are primary considerations when grading a prospective acquisition.

Colocation

Colocation centers are single purpose facilities designed to deliver clients optimum performance from network equipment and systems owned by them or provided by the Company. Colocation Space Rental is for a
cabinet or enclosure in a colocation center.   Physical components
include raised floors for cooled airflow and static protection, uninterruptible power supplies with backup generators, biometric security and redundant cooling systems. Network components include high-speed, carrier neutral, multi-homed, redundant Internet access, network security and efficiency monitoring. Space rental is usually long term, paid monthly.

The Company will arrange strategic partnerships with Colocation Facility owners, whenever possible, with a goal of being colocation neutral. Terms of the partnership agreements motivate both parties.
 The facility owner sometimes receives a commission on revenue generated by the Company and the Company may receive a commission on facility space it is instrumental in renting. Facility owners also have the option to let the Company provide all Internet Access Bandwidth sold in the facility saving them the cost of routers/switches and the commitment for dedicated access from multiple carriers.

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The Company's strategy is to expand into additional colocation markets, initially in west coast markets that have potential but have not yet been penetrated by strong major competitors.

Broadband Internet Access

Broadband Internet access is provided to customers through multiple carrier lines under contract to the Company. Colocation Partnership Agreements allow the Company to provide high-speed Broadband Internet Access within the Colocation Facility either on an exclusive or non-exclusive basis. Provision of Internet Access requires routers and switches that the Company purchases through financing agreements with the equipment vendors. Internet backbone carriers require the Company to contract for the bulk purchase of access that may initially be under utilized. Since it is necessary to contract with several carriers simultaneously to provide customers redundancy protection, this obligation is a risk factor that could represent $30 to $50 thousand monthly per colocation facility.

Most sales of Internet Access are on a long-term contract basis. Customers can choose a flat rate for a dedicated bandwidth or usage pricing based on a burstable limit. Internet Access features include multi-homing to redundant tier-1 Internet backbones, hop minimizing, short installation time and scalability.


There is an over supply of available bandwidth and, accordingly, a reasonable expectation that prices will eventually drop to commodity levels. The Company has budgeted a dramatic drop in Internet Access pricing but believes it can maintain a twenty-five percent gross margin. Controlling the sale of Internet Access and delivery of a fast, reliable custom product is considered vital to attracting and retaining long-term customers.

Professional Services

Professional Services include all the services provided by the Company's management and technical team. These services represent a strong value proposition to customers in terms of immediate availability of scarce high quality IT professionals, accelerating time to market, economies of scale, and enhanced product offerings.

Services, such as an initial proactive evaluation of the e-business opportunity and data infrastructure requirements, are contracted on a fixed price or hourly fee basis. Typically, fees for this type of service are non-refundable but may be applied to contracts for design of the system and implementation. These expanded contracts include design of wide and local-area network telecommunications solutions, installation, site architecture/validation, site migration, configuration, testing, monitoring and performance review.

Day-to-day, around-the-clock services for management and maintenance of customers' Internet network operations are provided to customers in Colocation Facilities owned by Strategic Partners. Services

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include load balancing, data backup, multi-homing, caching, clustering, server rental, security, maintenance and systems monitoring. Customers use these services to avoid having to recruit technical personnel that are expensive and difficult to find and, if hired, may not be fully utilized in an "in-house" network-operating center. Customers typically contract for Managed Services on a long-term basis to provide for continuity and reliability. The services are billed on a monthly basis with a goal toward achieving a minimum thirty percent gross profit.

Wireless Broadband Internet Access

Wireless broadband Internet access is a product under development by the Company for introduction in approximately six months. The Company has expended considerable time and expense, focused on a new product being introduced by Cisco Systems, that it believes will be viable in markets where major competitors are not yet entrenched. The product is unique in its ability to send and receive signals point to multi-point rather than point-to-point, as is the case with existing technology.

The financial impact of the aforementioned product, although believed to be significant, is not yet well enough defined to include in the Company's financial planning. When product costs, performance proof and delivery dates are available, the Company intends to seriously consider offering this product as a "first mile" Internet connectivity solution

Market

The Company is focused on the business-to-business market as an "e-commerce enabler". Gartner Group forecasted on September 14, 2000, that the worldwide B2B e-commerce market would grow from $403 billion this year to $7.29 trillion in 2004. Specifically, the Company is targeting small and medium enterprises (SMEs) that are just now joining the Internet. According to a May 2000 report by Morgan Stanley Dean Witter, 50% of GDP and 98% of all business are SMEs.
The Morgan Stanley report also states that solving Internet bottlenecks (access, routing and server congestion) will be the most significant wealth creating events. Further, according to the report, outsourcing is the key driver to lower costs of e-commerce functions and to deal with a shortage of personnel with IT skills.

Building a data infrastructure is a difficult process involving many design and engineering disciplines, capital and time. Accordingly, many companies have contracted with colocation facilities to house their Internet equipment sometimes on a turnkey basis. Colocation facilities are specially designed as an ideal environment for Internet equipment and have high quality Internet links.

Markets studies conducted by the Company have shown that colocation facilities are available in almost every significant market. In addition, It is determined that a high percentage of these facilities either were under utilized or did not have sufficient Managed Services capacity to serve their clients (see Products and Services)

Strategic partnerships between colocation facilities and the Company represent a win for both parties. Colocation Facilities receive numerous requests for services that are valuable sales leads for the Company. Likewise, the Company's clients often need colocation service and the Company will

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recommend its strategic partner.
Because of this synergism, the Company has adopted a marketing plan based on partnering with colocation facilities.

Presently, the Company has identified sufficient colocation partnering opportunities to support its entire three-year sales goal.
 Sales are beginning in December in all of Nevada and New Mexico. Operations in Arizona, Washington, and Oregon are in development. Based on this initial progress, the Company believes that market availability and sales potential are not serious risks.

Other relational marketing opportunities include referrals from ISPs, ASPs and Telcos. The Company believes these relationships are potentially more lucrative than heavy advertising and they will be exploited aggressively.

Competition

The market in which the Company will operate is extremely competitive, and the Company expects competition in this market to intensify in the future. The Company's current and prospective competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources. The Company competes (or in the future is expected to compete) directly or indirectly with the following categories of companies: (i) national and regional ISPs such as MindSpring Enterprises, Inc., Netcom On-line Communication Services, Inc., PSINet, Inc. and UUNET; (ii) established online services companies such as America Online, Inc.; (iii) computer software and technology companies such as Microsoft Corporation; (iv) national telecommunication companies such as AT&T Corp., MCI Communications Corporation , and Sprint Corporation; (v) regional Bell operating companies; (vi) cable operators such as Comcast Corporation and Time Warner, Inc.; and (vii) nonprofit or educational Internet service providers.

Many established online services companies and telecommunication companies have introduced or plan to expand their Internet services.
 The Company expects that a significant number of major telecommunication, cable, media, software and hardware companies, as well as all of the major online services companies, will eventually compete fully in the Internet services market, and that their entry into this market will result in substantially greater competition for the Company. The ability of these competitors or others to bundle services and products with Internet connectivity services could place the Company at a significant competitive disadvantage. In addition, competitors in the telecommunication industry may be able to provide customers with reduced communication costs in connection with their Internet access services, reducing the overall cost of Internet access and significantly increasing pricing pressures on the Company.
 There can be no assurance that the Company will be able to offset the effects of any necessary price reductions resulting from such pricing pressures with an increase in the number of its customers, higher revenue from enhanced services, cost reductions or otherwise.

The Company believes that its ability to compete successfully in the Internet services market depends on a number of factors, including market presence; the adequacy of the Company's customer support services; the capacity, reliability and security of its network infrastructure; the ease of access to and navigation of the Internet provided by the Company's services; the pricing policies of the Company, its competitors and its suppliers; the timing of introductions of new services and products by the Company

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and its
competitors; the Company's ability to support existing and emerging industry standards; and industry and general economic trends. There can be no assurance that the Company will have the financial resources, technical expertise or marketing and support capabilities to compete successfully.

Research and Development

The Company is in an industry known for rapid evolution and proliferation of new products. Therefore it must maintain a competitive level of technology. Whenever possible, new product technology will be purchased, licensed or acquired through strategic relationships. The Company did not have any research and development expenses in the two fiscal years ended May 31, 1999. Research and development expense in fiscal year end May 31, 2000 was $38,491.

Employees

The Company has conducted business with the services of eight professionals compensated as consultants. Effective January 1, 2001 the Company plans to hire its consultants as employees.

The Company has one officer, Dennis J. Hinton who is CEO and CFO. Officers in CyberCastingCorp.com are Dennis Hinton, CEO and CFO; Tom Kain, President; and Sonia Sworak, Vice President of Corporate Development. Officers in CybAirCorp are Dennis Hinton, CEO and CFO and Tom Kain President and COO.

Mr. Hinton is the sole director of the Company. The Company intends to add four additional board members and will fill the vacancies as soon as practicable. There is no compensation for board members although the Company intends to provide non-employee board members stock options.

Operations

The Company is in a development stage and does not have any business operations.

Intellectual Property And Other Proprietary Rights

The Company does not have any patents or trademarks, but does intend to file for appropriate protection of its proprietary assets as they are developed.


RISK FACTORS

The Company faces substantial risks in executing its business plan and achieving revenues. The following risks are material risks that the Company faces. If any of the following risks occur, the business of the Company and its operating results and financial condition could be seriously harmed:

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Need for Additional Financing

The Company's audited financial statements as of May 31, 1999 state that the Company's need for additional equity financing for the development of the business and lack of revenues raise substantial doubt about its ability to continue as a going concern. The Company will not be able to expand its operations as planned without obtaining additional financing in the near future. If this financing is not available or obtainable, investors may lose a substantial
portion or all of their investment.    There can be no assurance that
additional financing, when necessary, will be available to the Company on acceptable terms, or at all. The Company sold 1,100,000 shares of common stock for $0.25 per share pursuant to Rule 504 of Regulation D of the Securities Act during the first half of the year.
 The Company's audited financial statements as of May 31, 1999 state that the Company's need for additional equity financing for the development of the business and lack of revenues raise substantial doubt about its ability to continue as a going concern. Management projections of cash requirements indicate a need for $1,000,000 to eliminate this going concern opinion. The Company's subsidiary, CybAir, currently is offering its stock for sale in an attempt to raise these funds. Although, management is experienced in raising capital, there is no assurance that necessary cash can be raised and, if so, on terms satisfactory to the Company.

Limited Operating History; Risks of a New Business Venture

The Company has only recently begun its web site development business, and, to date has been involved primarily in organization and product development. Potential investors should be aware that there is a substantial risk of failure associated with new businesses as a result of problems encountered in connection with their formation and commencement. These include, but are not limited to, unanticipated problems relating to the marketing and sale of the Company's products and services in a highly competitive marketplace of Internet services, the entry of new competition and unknown or unexpected additional costs and expenses that may exceed current estimates.

There is only a limited operating history upon which to base any projection as to the likelihood that the Company will prove successful, and thus there can be no assurance that the Company will achieve profitable operations or even generate any operating revenues.

Management of Potential Growth

To manage any future growth, the Company must continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. There can be no assurance that the Company will be able to effectively manage the expansion of its operations, or that the Company's infrastructure, facilities, systems, procedures or controls will be adequate to support the Company's operations. The inability of the Company to effectively manage its future growth could have a material adverse effect on the Company's business, financial condition and results of operations.

There can be no assurance that the Company's infrastructure, technical staff and resources will be adequate to facilitate the Company's growth. In addition, delays may occur in establishing Internet accounts for the Company's customers, and customers may experience significant delays in contacting,

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and in receiving
responses from, the Company's customer and technical support personnel. There can be no assurance that the Company will be able to establish accounts or provide customer support on a timely basis, or that any delays will not result in a loss of customers. The Company believes that its ability to provide timely access for customers and adequate customer support will largely depend on its ability to attract, identify, train, integrate and retain qualified personnel. Failure to provide adequate customer support services will adversely affect the Company's ability to increase its customer base and establish and maintain a low customer cancellation rate, and could therefore have a material adverse effect on the Company's business, financial condition and results of operations.

The sales and marketing and other costs to the Company of acquiring new customers are substantial relative to the monthly fees derived from such customers. Accordingly, the Company's ability to establish and sustain sufficient operating margins depends in part on its ability to retain its existing customers, while continuing to attract new customers. The novelty of the market for Internet services may adversely affect the Company's ability to retain new customers. Because the Internet services market is new and the variety of available services is not well understood by new and potential customers, it is difficult, if not impossible, for the Company to predict future customer retention rates.

Internet Growth

The Company's future success is substantially dependent on continued growth in the use of the Internet. Rapid growth in the use of and interest in the Internet, and in particular the World Wide Web, is a recent phenomenon and there can be no assurance that Internet usage will become widespread or that extensive content will continue to be provided over the Internet. The Internet may not prove to be viable for a number of reasons, including potentially inadequate development of the necessary infrastructure, such as a reliable network backbone, or timely development of performance improvements. To the extent that the Internet continues to experience significant growth in the number of users and level of use, there can be no assurance that the Internet infrastructure will be able to support the demands placed on it by such potential growth. If use of the Internet does not continue to grow, or if the Internet infrastructure does not effectively support growth that may occur, the Company's business, results of operations and financial condition would be materially and adversely affected.

Rapid Technological Change

The market for Internet services is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new service and product introductions. The Company's future success will depend, in part, on its ability to use leading technologies effectively, to develop its technical expertise, to enhance its services and to develop new services that meet changing customer needs on a timely and cost-effective basis. There can be no assurance that the Company will be successful in using new technologies effectively, developing new services or enhancing existing services on a timely basis, or that such new technologies or enhancements will achieve market acceptance. Any failure on the part of the Company to use new technologies effectively, develop new services or enhance existing services on a timely basis would have a material adverse effect on the Company's business, financial condition and results of operations.

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Market risks

Any time a new business is introduced into a market, there is a substantial risk that revenues will not meet expectations or even
cover the cost of operations.    General market conditions might be
such that sales will be slow or even non-existent, and/or the product itself might not fit the needs of buyers enough to induce sales. While the Company anticipates the ability to sell the products it develops, there is no way to predict the volume of sales that will occur or even if sales will be sufficient to support the future operations of the Company. Numerous factors beyond the control of the Company may affect the marketability of the products offered and developed. These factors include consumer demand, market fluctuations, the proximity and capacity of suppliers and government regulations, including regulations relating to prices, taxes, royalties, importing and exporting of products and newly legislated controls. The exact effect of these factors cannot be accurately predicted, but it's possible they may result in the Company not receiving an adequate return on its invested capital.

Competitiveness of Industry

The Internet industry is, in general, intensely competitive. There can be no assurance that any competitors will not develop and offer services similar, or even superior, to the products to be developed and offered by the Company. Such competitiveness is likely to bring both strong price and quality competition to the sale of the Company's products, among others things, which will likely mean increased costs in the form of R&D, marketing, manufacture and customer services, along with a reduction in product pricing. Generally, this will have a significant negative effect on any bottom line profits of the Company.

The Company believes that its ability to compete successfully in the Internet services market depends on a number of factors, including market presence; the adequacy of the Company's customer support services; the capacity, reliability and security of its network infrastructure; the ease of access to and navigation of the Internet provided by the Company's services; the pricing policies of the Company, its competitors and its suppliers; the timing of introductions of new services and products by the Company and its competitors; the Company's ability to support existing and emerging industry standards; and industry and general economic trends. There can be no assurance that the Company will have the financial resources, technical expertise or marketing and support capabilities to compete successfully.

Competitors

The Company currently competes or expects to compete for users with the following types of companies that provide access services:

1. Established online service and content providers, such as America Online and The Microsoft Network;
2. Independent national Internet service providers, such as EarthLink, MindSpring and Prodigy;
3.    National long-distance carriers, such as AT&T, GTE and MCI
      WorldCom;
4. Local telephone companies and regional Bell operating companies, such as Pacific Bell;
5. Numerous regional and local commercial Internet service providers;

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6.    Computer hardware and software and other technology companies, such as IBM and Microsoft;
7.    Cable operators and online cable services, such as Excite@Home;
8.    Internet portals and search engines such as Yahoo!;
9.    free Internet service providers such as NetZero; and
10.   nonprofit or educational Internet service providers.

The Company expects that competition for users will continue to intensify for the foreseeable future. Increased competition could result in additional sales and marketing expenses and user-acquisition costs and could also result in increased user turnover
and decreased advertising revenues.   The Company may not be able to
offset the effects of these increased costs by raising monthly access fees, and may not have the resources to continue to compete successfully. The ability of competitors to acquire other Internet service providers or to enter into strategic alliances or joint ventures could also put the Company at a significant competitive disadvantage.

In addition, new competitors for Internet users, including major computer manufacturers and software, media and telecommunications companies, are likely to continue to enter the Internet access market. Existing competitors may take steps such as reducing their subscriber fees, offering promotions for access services or bundling free access services with other product offerings. For example, AltaVista, a leading portal and search engine, offers a free Internet access solution to strengthen its relationship with its users, and both Microsoft and CompuServe partner with personal computer makers and consumer electronics retailers to offer consumers substantial rebates on computer equipment when the consumer signs long term contracts (e.g., three years) for their Internet access services. As awareness of the Internet grows, existing competitors are likely to further increase their emphasis on their Internet access services, resulting in even greater competition.

Moreover, telecommunications companies with far greater resources, distribution channels and brand awareness offer or have announced that they will offer, their own Internet access services to users. Since these companies have their own telecommunications network infrastructure, they have lower communications costs than the Company. These advantages reduce the overall cost of Internet access for such companies and may significantly increase competitive pressures. In addition, each of the Company's telecommunications providers supplies network access to competitors, and could choose to grant those competitors preferential network access, potentially limiting the Company's users' ability to access the Internet. If telecommunications service providers were to decrease the levels of service or access provided to the Company, or if they were to terminate their relationships with the Company for competitive or other reasons, and it was not able to develop alternate sources of supply, the Company would not be able to provide Internet access to its customers, which could ultimately result in a significant loss of users and revenues. At this time, the Company is searching for telecommunications service providers for its business.

The Company also faces competition from companies that provide broadband Internet access, including local and long-distance telephone companies, cable television companies, electric utility companies, wireless communications companies and other Internet service providers. Broadband technologies

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enable users to transmit
and receive print, video, voice and data in digital form at significantly faster access speeds.

The telephone, cable and other companies that own broadband networks may prevent the Company from offering broadband Internet access through the wire and cable networks that they own. The Company's ability to compete with telephone and cable television companies that are able to support broadband transmission may depend on future regulation to guarantee open access to their broadband networks. However, in January 1999, the Federal Communications Commission declined to take any action to mandate or otherwise regulate access by Internet service providers to broadband cable facilities at this time.

In addition to competing directly in the Internet access market, both cable and telephone companies are also aligning themselves with Internet service providers who would receive preferential or exclusive use of broadband local connections to users. If broadband Internet access becomes the preferred mode by which users access the Internet and the Company is unable to gain access to broadband networks on reasonable terms, its ability to compete could be materially and adversely affected.

Telecommunications Carriers

The Company's business substantially depends on the capacity, affordability, reliability and security of its telecommunications networks. Only a small number of telecommunications providers offer the network services required. There has been significant consolidation in the telecommunications industry, and there is a significant risk that further consolidation would make the Company reliant on an even smaller number of providers. Most telecommunications services are provided pursuant to short-term agreements that the providers can terminate or elect not to renew. As a result, any or all of the Company's potential telecommunications service providers could decide not to provide it with service at acceptable rates, or at all, in which event, the Company may not be able to provide Internet access to its users.

In addition, the Company is subject to potential disruptions in these telecommunication services and may have no means of replacing these services, on a timely basis or at all, in the event of such disruption.

Further, the Company is dependent on certain third-party suppliers of hardware components. Certain components used by the Company in providing its network services are likely to be acquired from limited
sources.   Failure of the Company's suppliers to provide components
and products in the quantities, at the quality levels or at the times required by the Company, or an inability by the Company to develop alternative sources of supply if required, could result in delays in and/or increased costs of expansion of the Company's network infrastructure.

The Company's suppliers and telecommunication carriers also sell or lease services and products to the Company's competitors and may be, or in the future may become, competitors of the Company. There can be no assurance that the Company's suppliers and telecommunication carriers will not enter into exclusive arrangements with the
Company's competitors or stop selling or leasing their services or products to the Company.

The Company may also from time to time experience increases in telecommunications usage which exceed its then-available telecommunications capacity and the capacity of its internal servers. As a result, users may be unable to register or log on to its service, may experience a general slow-down in their Internet access or may be disconnected from their sessions. Excessive user demand could also result in system failures of the Company's internal server networks, which would prevent the Company from generating advertising revenues. Inaccessibility, interruptions or other limitations on the ability to access service due to excessive user demand, or any failure of servers to handle user traffic, would have a material adverse effect on the Company's reputation and revenues.

Moreover, if third-party telecommunications service providers deliver unacceptable service, the quality of the Company's Internet access service would suffer. In this event, the Company would likely lose users who are dissatisfied with its service. Since the Company does not have direct control over its telecommunications carriers' network reliability and the quality of their service, it cannot provide any assurance that it will be able to provide consistently reliable Internet access for its users.

The Company's margins are highly sensitive to variations in prices for its telecommunications services. Its business could be harmed if minimum connection charges increase or become more prevalent. In addition, the availability and pricing of telecommunications services varies geographically, and the Company may not be able to obtain new or substitute telecommunications services in certain geographic areas on commercially reasonable terms, if at all.

Technology

The Company relies upon third parties to help it develop technologies that enhance its current product and service offerings. If the Company's relationships with these third parties are impaired or terminated, then it would have to find other developers on a timely basis or develop technology completely on its own. Failure to successfully do so could materially effect the Company's results of operations.

In addition, other companies may develop services or technologies that render the Company's services or technology noncompetitive or obsolete. For instance, a number of companies are offering broadband and other high speed Internet access services, which allow users to access the Internet at much faster speeds than the access services the Company intends to initially provide. The Company's ability to remain technologically competitive may require substantial expenditures and lead time. If the Company is unable to respond in a timely manner to technological advances, it may not be able to compete effectively for users, which could cause its revenues to decrease.

Moreover, the software and hardware used to operate and provide our services is complex and, accordingly, may contain undetected errors or failures. This could result in such adverse consequences as:

1. users being disconnected from our service or being unable to access our service;
2.    loss of data or revenue;
3.    injury to reputation; and
4.    diversion of development resources.

Security Breach, Virus or Inappropriate Use By Internet Users

The Company's future success will depend, in part, on the security of its network and, in part, on the security of the network infrastructures of its third-party telecommunications service providers, over which it has no control. Computer viruses or problems caused by users or other third parties, such as the sending of excessive volumes of unsolicited bulk e-mail or "spam", could lead to interruptions, delays, or cessation in service. In addition, the sending of "spam" through the Company's network could result in third party claims against the Company. Users or other third parties could also potentially jeopardize the security of confidential information stored in the Company's computer systems or its users' computer systems by their inappropriate use of the Internet, including breaking into the Company's computer network, which could cause losses to the Company or its users. Users or third parties may also potentially expose the Company to liability by "identity theft", or posing as another Encounter.com user. Unauthorized access by current and former employees or others could also potentially jeopardize the security of confidential information stored in the Company's computer systems and those of its users.

The Company expects that its users will increasingly use the Internet for commercial transactions in the future. Any network malfunction or security breach could cause these transactions to be delayed, not completed at all, or completed with compromised security. Users or others may assert claims of liability against the Company as a result of any failure to prevent these network malfunctions and security breaches, and may deter others from using its services. Although the Company intends to use Industry-standard security measures, such measures have been circumvented in the past, and there can be no assurance that these measures will not be circumvented in the future. In addition, to alleviate problems caused by computer viruses or other inappropriate uses or security breaches, the Company may have to interrupt, delay, or temporarily cease service to its users, which could have a material adverse effect on revenues and could also result in increased user turnover.

Integration of Future Acquisitions Into Operations

In the future, the Company may make acquisitions or undertake other business combinations that can complement its current or planned business activities. Such acquisitions may not be available at the times or on acceptable terms, or at all. In addition, acquiring a business involves many risks, including:

1. disruption of ongoing business and diversion of resources and management time;
2.    unforeseen obligations or liabilities;
3.    difficulty assimilating the acquired operations and personnel;
4. risks of entering markets in which the Company has little or no direct prior experience;

5. potential impairment of relationships with employees or users as a result of changes in management; and
6. potential dilutive issuances of equity, large and immediate write-offs, the incurrence of debt, and amortization of goodwill or other intangible assets.

Potential Legal, Regulatory and/or Compliance Risk

The Company may be subject to United States and international laws and regulations regarding the development, use and/or sale of the products or services it sells. The Company may, with regard to governmental and/or regulatory agencies, be required to comply with certain regulations, and/or potential future regulations, rules, and/or directives. Due to the nature of the industry, there is no guarantee that certain regulations may not, in the future, be imposed. Moreover, potential regulatory conditions and/or compliance therewith and the effects of such on the Company, may have a materially adverse affect upon the Company, its business operations, prospects and/or financial condition.

The law relating to the Company's business and operations is evolving and no clear legal precedents have been established. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, affect telecommunications costs or increase the likelihood or scope of competition from regional telephone companies. These results could decrease the demand for the Company's services or increase it's cost of doing business, each of which would cause gross margins and revenues to fall. In particular, the following risks could occur:

1.    Regulation of Content and Access Could Limit the Company's
      Ability To Generate Revenues And Expose it to Liability;

2.    The Company Could Be Exposed to Liability for Defamation,
      Negligence, and Infringement;

3. Telecommunications Regulation Could Make It More Expensive For Us To Do Business.

Domain Names

The Company currently holds the web site domain name relating to our brand, CyberCastingCorp.com, CybAirCorp and other web site domain names. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. As a result, the Company may be unable to acquire or maintain relevant domain names in the countries in which it conducts, or plans to conduct, business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, the Company may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, dilute or otherwise decrease the value of its trademarks and other proprietary rights.

The Company depends on its key persons and/or suppliers

Due to the highly technical nature of the Company's business, having certain key personnel will be essential to the web site development process and thus to the entire business itself. Consequently, the loss of any of those individuals once hired may have a substantial effect on the Company's future success or failure.

Moreover, the Company is dependent on the principal members of its management staff, the loss of any of whom could impair the development of the Company's products and projects. The Company's success will be largely dependent on the decisions made by members of management. Furthermore, the Company may depend on its ability to attract and retain additional qualified personnel to manage certain business interests. The Company may have to recruit qualified personnel with competitive compensation packages, equity participation and other benefits that may affect the working capital available for the Company's operation(s). Management may seek to obtain outside independent professionals to assist them in assessing the merits and risks of any business proposals as well as assisting in the development and operation of any projects. No assurance can be given that the Company will be able to obtain such needed assistance on terms acceptable to the Company.

Limited Assets of the Company

The Company has limited assets and will require significant capital to complete its research and development programs. The Company does not know the exact specific financial requirements of the projects, products or ventures in which it may eventually participate, and therefore does not know what its exact capital needs will be. In addition, the Company may incur substantial costs in connection with any research and/or negotiations for business opportunities, which may deplete the assets of the Company.

Trademarks and Protection of Proprietary Technology

The Company's success may depend in part on its ability to obtain and enforce intellectual property protection for its technology in both the United States and other countries. To date, the Company has not filed any trademark applications in the United States Trademark Office.

No assurance can be given that trademarks, when applied for, will issue. In addition, no assurance can be given that any trademarks acquired by the Company will not be challenged, invalidated or circumvented, that the rights granted under trademarks will provide competitive advantages to the Company, or that the Company's competitors will not independently develop or trademark products that are substantially equivalent or superior to the Company's products. Furthermore, the possibility exists that the Company could be found to infringe on trademarks held by others. The Company may have to go to court to defend its trademarks, to prosecute infringements, or to defend itself from infringement claims by others.

Trademark litigation is expensive and time-consuming, and can be used by well-funded adversaries as a strategy for depleting the resources of a small company such as the Company. There is no assurance that the Company will have sufficient resources to successfully prosecute its interests in any litigation which may be brought.

The Company's Short Operating History makes its business difficult to evaluate

The Company has only just begun developing its business under its current business plan, and, accordingly, has no operating history upon which to base an evaluation of its business and prospects. Consequently, the Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as the Internet. To address these risks, the Company must successfully implement its business plan and marketing strategies, although both strategies are currently under development. The Company may not successfully implement all or any of its business strategies or successfully address the risks and uncertainties that it encounters.

The Company has no revenues

The Company has no revenues and no products or services that it can sell at the present time. Future revenues will depend on the Company's ability to develop a product and thereafter to market the product. There is no assurance that the Company will meet its objectives or attain revenues. The Company is engaged in business for profit but cannot predict future profitability.

Operating results are difficult to predict

The Company's future financial results are uncertain due to a number of factors, many of which are outside the Company's control. These factors include:

1.	The fact that the Company has not finalized development of its product;

2.	The fact that the Company is a new venture which has not begun to market its product;

3.	The amount and timing of costs relating to development of the
Company's product;

4.	The announcement or introduction of competing products of
competitors; and

5.	General economic conditions.

Additional Financing

The Company will require additional financing in order to complete its business plan. The Company has no agreements for additional financing and there can be no assurance that additional funding will be available to the Company on acceptable terms in order to enable the Company to complete its plan of operations.

The Company's capital requirements depend on numerous factors, including the rate of market acceptance of the Company's services, the Company's ability to maintain and expand its customer base, the level of resources devoted to developing and expanding the Company's marketing and sales organization and the Company's research and development activities, the availability of hardware and software provided by third-party vendors, the rate of expansion of the Company's network infrastructure and other factors. The timing and amount of such capital requirements cannot accurately be predicted.

If capital requirements vary materially from those currently planned, the Company may require additional financing. The Company has no commitments for any additional financing, and there can be no assurance that any such commitments can be obtained on favorable terms, if at all. Any additional equity financing may dilute the interest of the Company's stockholders, and debt financing, if available, may involve restrictive covenants with respect to dividends, raising future capital and other financial and operational matters. If the Company is unable to obtain additional financing as needed, the Company may be required to reduce the scope of its operations or its anticipated expansion, which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company will not be able to continue operations if additional financing is not obtained.

The Company carries no insurance policies.

The Company currently carries no policies of insurance to cover any type of risk to its business.

Compliance

The Company is delinquent with respect to the requirement of the OTC Bulletin Board requirement of registering with the Securities and Exchange Commission. Although the Company is in the process of registering its stock with the SEC, it has been de-listed from the Bulletin Board and will need to re-apply in order to re-gain its listed status at a later date.

Liquidity

The Company is a development stage enterprise that has not, to date, earned any revenues. The Company's audited financial statements as of May 31, 2000 state that the Company's need for additional equity financing for the development of the business and lack of revenues raise substantial doubt about its ability to continue as a going concern. Management projections of cash requirements indicate a need for $1,000,000 to eliminate this going concern opinion. The Company's subsidiary sold 400,000 shares of its common stock for $0.50 per share pursuant to Rule 504 of Regulation D of the Securities Act during the remainder of the year. The Company's subsidiary, CybAir, currently is offering its stock for sale in an attempt to raise these funds. Although, management is experienced in raising capital, there is no assurance that necessary cash can be raised and, if so, on terms satisfactory to the Company.

Controlling Ownership of Messrs. Hinton and Cleveland

Mr. Dennis Hinton, our sole director and CEO, and Mr. Dave Cleveland own approximately 72.8% of the outstanding shares of our common stock. Accordingly, they will have a significant influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of Messrs. Hinton and Cleveland may differ from the interests of the other stockholders.


Item 7.  Description of Property

The Company is headquartered in leased premises at 6900 Westcliff Drive, Suite 608, Las Vegas, NV 89145. The leased premises are approximately 1,310 square feet, representing Suite 608 and a portion of Suite 601. The lease commitment is for three (3) years and three
(3) months and expires on June 30, 2003. The Company has a three-year lease renewal option.

Rent is based on 1,158 square feet until the additional 152 square feet is completed by the landlord and turned over to the Company.
The rent formula is as follows:

Monthly Minimum Base Rate:    Months 01-03 Free Rent
                              Months 04-15 $2.35/Sq.Ft./Month*
                              Months 16-27 $2.42/Sq.Ft./Month*
                              Months 28-39 $2.49/Sq.Ft./Month*
                              --------------------------------
                              *Adjusted by Cost of Living

The Company also pays $70 ($35 each) for two covered parking spaces.
 Total rent including parking is currently $3,148.50.

The Company owns no real property.



Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of the officers and directors of the Company, their present positions with the Company, and their biographical information.

Name                          Age        Office(s) Held
----                          ---        --------------
Dennis Hinton                  65        President, CEO & CFO

Dennis J. Hinton - President, CEO and Chief Financial Officer

Mr. Hinton for the past twenty years has conducted investment banking in his own firm, specializing in high growth companies with IPO potential. He has experience in mergers and acquisitions, roll-ups and public companies. Mr. Hinton's background also includes general and financial management in major corporations, such as R. J. Reynolds, Yardley of London, Inc. and Gulf Oil Corporation. Over the past five years, Mr. Hinton has worked for several of his own company's including Extra Equity, Inc. and Delta Leasing. Since 1996 he has been a principal and director of StorNet, Inc., a national data storage solutions provider. Mr. Hinton devotes his full time to the management of the Company and it's subsidiaries. Mr. Hinton received his BS from Gustavus Adolphus College with a major in Business

Administration in 1957.

Directors of the Company are appointed for one year terms to hold office until the next annual general meeting of the holders of the Company's Common Stock or until removed from office in accordance with the Company's by-laws. Officers of the Company are appointed by the Company's board of directors and hold office until removed by the board.

Significant Employees

The Company has been using the services of consultants and does not have any significant employees other than its President.

Item 9.  Remuneration of Directors and Officers

The Company paid Mr. Hinton $3,311 during the fiscal year end May 31, 2000. The Company currently has an agreement to pay Mr. Hinton $10,000 per month in compensation for his services.

Item 10.  Security Ownership of Management and Certain Security
Holders

The following table sets forth, as of March 1, 2000, the beneficial ownership of the Company's Common Stock by each officer and director of the Company, by each person known by the Company to beneficially own more than 10% of the Company's Common Stock outstanding and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

                Name and address    Number of Shares  Percentage of
Title of class  of beneficial owner of Common Stock   Common Stock(1)
--------------  ------------------- ----------------  ---------------
Common Stock    Dennis J. Hinton(2) 12,363,099        37.5%
                5001 Cabrillo Point
                Discovery Bay,
                  CA 94514

Common Stock    Dave Cleveland(2)   12,363,099        37.5%
                8981 NE Highway
                  Number 104
                Kingston, WA 98346

Common Stock    All Officers and
                  Directors
                  as a Group
                  (1 person)        12,363,099        37.5%
------------
(1)	Based on 32,968,264 Common shares outstanding as of March 1, 2000.
(2)	24,726,198 shares of Common Stock are held by Encounter Acquisition Corp.
that is equally beneficially owned by Dennis Hinton and Dave Cleveland. These shares were acquired in consideration of the Company's acquisition of certain software and a business plan relating to the development of the Company as an Internet Service Provider in February 2000. Dennis Hinton is the
Company's current President, CEO and CFO; Dave Cleveland does not hold a position in the Company.

Share Purchase Warrants

The Company has not issued and does not have outstanding any warrants to purchase shares of its Common Stock.

Options

There are no options to purchase securities of the Company outstanding.

Registration Rights

None of the holders of the Company's common shares or options to purchase common shares have any right to require the Company to register its common shares pursuant to the Securities Act of 1933.

Convertible Securities

The Company has not issued and does not have outstanding any securities convertible into shares of Common Stock or any rights convertible or exchangeable into shares of Common Stock

Item 11.  Interest of Management and Others in Certain Transactions

Except as disclosed below, none of the following persons has any direct or indirect material interest in any transaction to which the Company is a party in any proposed transaction to which the Company is proposed to be a party:

(A)	Any director or officer of the Company;

(B)	Any proposed nominee for election as a director of the
Company;

(C)	Any person who beneficially owns, directly or indirectly,
shares carrying more than 10% of the voting rights attached to the Company's Common Stock; or

(D)	Any relative or spouse of any of the foregoing persons, or
any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the Company.

The Company currently does not have any policies about entering into transactions with affiliated parties.

Messrs. Hinton and Cleveland received 24,726,198 shares (75%) of the Company's common stock in exchange for a business plan, management team and expertise with which the company could resume operations in the Internet market. Concurrently, Messrs. Hinton and Cleveland committed 1,000,000 of their shares to a technology license agreement with WebSuite.com for non-exclusive use of software enabling subscribers to create and publish websites. This agreement was later terminated without transfer of any shares.

The audited financial statements ending May 31, 1999 noted general and administrative expenses including a total of $174,846 for administrative and shareholder relations fees, promotion, entertainment, travel and accommodation expenses to 574125 B.C. Ltd., a shareholder of the Company. Under the terms of a Management Agreement dated March 18, 1999, 574125 B.C. Ltd. provided administrative and shareholder relations' services for a monthly fee of $20,000 plus reimbursement of all costs incurred. The Management Agreement was mutually rescinded on March 18, 1999. The Company signed a Promissory Note in the amount of $100,000 in favor of Woodstock Products Inc., a company related to 574125 B.C. Ltd. in consideration for the release of the Company from this Management Agreement.

During the fourth quarter 2000, Dennis Hinton, the Company's CEO and a major shareholder, loaned the Company $200,000 to support operations. This loan is a short-term interest free demand loan that the Company expects to pay back upon the completion of the current financing being conducted by the Company's subsidiary, CybAir.

Item 12.  Securities Being Registered

The securities being registered are the shares of the Company's common stock, par value $0.001 per share. Under the Company's Articles of Incorporation, the total number of shares of all classes of stock that the Company has authority to issue is 50,000,000 shares of common stock, par value $0.001 per share (the " Common Stock").
As of August 31, 2000, a total of 34,068,264 shares of Common Stock were issued and outstanding. All issued and outstanding shares of the Common Stock are fully paid and non-assessable.

Common Stock

Holders of Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock, including the election of directors. Holders of Common Stock do not have cumulative voting rights in the election of
directors.   Holders of a majority of the voting power of the capital
stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company's Articles of Incorporation.

Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all assets and funds of the Company remaining after the payment of all debts and other liabilities shall be distributed, pro rata, among the holders of the Common Stock. Holders of Common Stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Transfer Agent

American Securities Transfer and Trust, Inc. of Lakewood, Colorado is the transfer agent for the Shares.

                              PART II


Item 1. Market Price of and Dividends on the Registrant's Common
Equity and Other   Stockholder Matters

The Company's common stock was trading on the OTC Bulletin Board under the symbol "ENCRE" before being de-listed on February 11, 2000 for not timely registering its common stock with the US Securities and Exchange Commission. The Company was moved from the bulletin board to the pink sheets on March 9, 2000.

None of the holders of the Company's common stock have any right to require the Company to register any shares of the Company's common stock pursuant to the Securities Act of 1933 (the "1933 Act").

The Company has not declared any dividends on its common stock over the last two years. There are no dividend restrictions that limit the Company's ability to pay dividends on its common stock and the Company does not plan to issue any dividends.


                               HIGH         LOW
                               ----         ----
1999*
First Quarter                  $12.50       $2.25
Second Quarter                 $2.625       $0.312
Third Quarter                  $0.59        $0.125
Fourth Quarter                 $0.35        $0.07
----------------------------------------------------------------------
* The prices are all "bid" prices.

As of May 31, 2000, there were 418 registered shareholders in the Company.

Item 2.  Legal Proceedings

The Company entered into a Letter of Intent dated February 5, 1999, to acquire 100% of the shares of SA Interactive Information
Technology, Inc. ("Interactive") (Note 3 (I). The acquisition was not consummated.

Interactive and its shareholders filed a Statement of Claim in the Supreme Court of British Columbia (Canada) on April 23, 1999, against the Company, related companies and individuals.

The Claim pertains to the termination of the proposed acquisition of Interactive and the continued development of businesses by the Company in the same or similar fields as Interactive. The Plaintiff seeks various injunctions restricting the Company from competing against Interactive, damages for breach of contract and breach of fiduciary duty, punitive damages and interest. According to the Plaintiff's Amended Statement of Claim filed July 23, 1999, the total amount of damages claimed by the Plaintiff in the Interactive lawsuit is US$300,000 for the alleged repudiation of a Settlement Agreement, plus unspecified amounts for other alleged damages.
                                24

The Company has filed Statements of Defense responding that the actions of the Plaintiff in attempting to renegotiate the terms of the Letter of Intent abrogated all agreements between them, that the Company has no fiduciary duties to the Plaintiff and that the Plaintiff has no exclusive rights to the businesses being developed by the Company.

The Company intends to defend itself vigorously against this action.
 The probable outcome of this action is not determinable at this time.

The Company is also continuing with its Action against the plaintiffs identified above for the return of funds advanced to them ($40,333) towards the proposed acquisition.

Item 3.  Changes in and Disagreements with Accountants

The Company has had no changes in or disagreements with its accountants over the past two years.

Item 4.  Recent Sales of Unregistered Securities

The following is a list of equity securities sold by the Company within the past three years that were not registered under the Securities Act.

In February of 1999, the Company completed the sale of 8,000,000 shares of common stock to 20 investors for $0.01 per share pursuant to Rule 504 of Regulation D of the Securities Act. The offering was completed solely to non-U.S. investors. Total offering price was $80,000. No sales commissions were paid.

In April of 1999, 80,000 shares of common stock were sold at $2.50 per share to "574125 B.C.LTD." pursuant to Rule 504 of Regulation D
of the Securities Act.  Total offering price was $200,000.   The
offering was completed to persons known to the Company's officers and directors. 574125 B.C.LTD provided management services to the Company at that time. No sales commissions were paid.

In February of 2000, 24,726,198 shares of common stock were sold to Encounter.com Acquisition Corp. in exchange for the technology rights and business plan described herein. These shares were sold pursuant to Section 4(2) of the Securities Act and have been marked
"restricted."

As of May 31, 2000, the Company had sold 1,000,000 shares of common stock to 5 investors for $0.25 per share pursuant to Rule 504 of Regulation D of the Securities Act. One Hundred Thousand (100,000) additional shares were sold in this offering after fiscal year end May 31, 2000. The total gross receipts of this offering were $275,000. No sales commissions were paid. All investors were accredited investors.

As of December 31, 2000, the Company's subsidiary, CyberCastingCorp.com sold 400,000 shares of its common stock for $0.50 per share pursuant to Rule 506 of Regulation D of the Securities Act. The total offering price was $200,000. No sales commissions were paid. All investors were accredited investors.

All Company stock has been purchased for investment purposes in each of the offerings. No shares were purchased with a view toward resale.

Item 5.  Indemnification of Directors and Officers

The officers and directors of the Company are indemnified as provided under the Colorado Revised Statutes (the "CRS") and the Bylaws of the Company.

The By-laws of the Company provide that the Company will indemnify its directors and officers to the fullest extent not prohibited by the Colorado Revised Statutes; provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the CRS or (iv) such indemnification is required to be made pursuant to the By-laws.



The By-laws of the Company provide that the Company will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the Company, or is or was serving at the request of the Company as a director or executive officer of another Company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the By-laws of the Company or otherwise.

The By-laws of the Company provide that no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

                             PART F/S

                         FINANCIAL STATEMENTS

The Company's audited Financial Statements, as described below, are attached hereto.

1. Audited financial statements for the year ended May 31, 1999 and 2000 and interim un-audited financial statements for the three month period ended August 31, 1999 and 2000, including:

(a)	Balance Sheet;
(b)	Statement of Operations;
(c)	Statement of Stockholders' Deficiency;
(d)	Statement of Cash Flows;
(e)	Notes to the Financial Statements.

                        ENCOUNTER.COM, INC.
                 (A Development Stage Enterprise)

                 CONSOLIDATED FINANCIAL STATEMENTS

                       MAY 31, 2000 AND 1999

                   INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Encounter.com, Inc.

We have audited the accompanying consolidated balance sheets of Encounter.com, Inc. (a development stage enterprise) as at May 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' deficiency and cash flows for the periods ended May 31, 2000, February 4, 2000, the year ended May 31, 1999 and cumulative from inception of the development stage on February 5, 2000 to May 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of Encounter.com, Inc. (a development stage enterprise) at May 31, 2000 and 1999, and the results of its operations and its cash flows for the periods ended May 31, 2000, February 4, 2000, the year ended May 31, 1999 and cumulative from inception of the development stage on February 5, 2000 to May 31, 2000 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company is a development stage enterprise, has to date not established any revenues, and needs to obtain new equity financing for the development of its business. These factors together raise substantial doubt about its ability to continue as a going concern. Management's plan in regards to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


CERTIFIED PUBLIC ACCOUNTANTS

Bellingham, Washington
August 31, 2000

=============================================================================
ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
CONSOLIDATED BALANCE SHEETS
=============================================================================

As of May 31,                                             2000           1999
-----------------------------------------------------------------------------
                                               Note

                       ASSETS

CURRENT
  Cash                                               $  52,010      $       -
  Prepaid expenses                                       1,539              -
-----------------------------------------------------------------------------
                                                        53,549              -

EQUIPMENT AND FURNITURE                          4      19,228              -

SECURITY DEPOSIT                                         3,078              -
-----------------------------------------------------------------------------
                                                     $  75,855      $       -
=============================================================================

                     LIABILITIES

CURRENT
  Bank indebtedness                                  $       -      $      12
  Accounts payable and accrued liabilities              43,025         11,600
  Due to related party                                       -         82,434
  Current portion of note payable                 5     74,573              -
-----------------------------------------------------------------------------
                                                       117,598         94,046

NOTE PAYABLE                                      5     20,000              -
-----------------------------------------------------------------------------
                                                       137,598         94,046
-----------------------------------------------------------------------------
CONTINGENCY                                      10


          STOCKHOLDERS' EQUITY (DEFICIENCY)


PREFERRED STOCK
  Authorized:  5,000,000 shares, $1.00 par value
  Issued and outstanding:  nil

COMMON STOCK
  Authorized:  50,000,000 shares,
    $0.001 par value
  Issued and outstanding:
    May 31, 1999 - 8,242,066 shares
    May 31, 2000 - 33,968,264 shares                    33,968          8,242

ADDITIONAL PAID-IN CAPITAL                             106,032        889,169

DEFICIT (Reorganized February 4, 2000)            3          -       (616,124)

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE      (201,743)      (375,333)
-----------------------------------------------------------------------------
                                                       (61,743)       (94,046)
-----------------------------------------------------------------------------
                                                     $  75,855      $       -
=============================================================================

     See accompanying Notes to the Consolidated Financial Statements

=============================================================================
ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF OPERATIONS
=============================================================================

                            Cumulative
                            From                Febru-      June 1,
                            Inception of         ary 5,       1999
                            Development           2000          to       Year
                            Stage on                to       Febru-     Ended
                            February 5, 2000    May 31,      ary 4,    May 31,
                            to May 31, 2000       2000        2000       1999


GENERAL AND ADMINISTRATIVE
  EXPENSES

Amortization                $   1,054        $   1,054    $       -  $      -
Audit and accounting            7,500            7,500        2,025     9,459
Communications                  6,183            6,183        4,845     9,997
Interest                        3,783            3,783            -         -
Legal fees                     34,180           34,180        6,029    28,876
Management, administrative
  and shareholder relations    40,816           40,816      162,667   163,692
Office and sundry               4,312            4,312        2,972     8,997
Premises rent                   6,105            6,105            -         -
Software development           38,491           38,491            -         -
Travel and promotion           59,319           59,319       12,373    83,979
-----------------------------------------------------------------------------
                              201,743          201,743      190,911   305,000


COSTS INCURRED TOWARDS
  BUSINESS ACQUISITION
  NOT PROCEEDED WITH
  (NOTE 9)                          -                -            -    70,333

GAIN ON SETTLEMENT OF
  LIABILITIES (NOTE 3)              -                -     (184,957)        -
-----------------------------------------------------------------------------

NET LOSS FOR THE PERIOD      $201,743         $201,743     $  5,954  $375,333
=============================================================================

BASIC LOSS PER SHARE                            $0.006       $0.001    $0.146

WEIGHTED AVERAGE
  NUMBER OF SHARES                          33,573,436    8,242,066 2,563,162



       See accompanying Notes to the Consolidated Financial Statements

=============================================================================
ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIENCY)
=============================================================================

                                                           Deficit
                                                            Accumu-
                                                             lated       Total
                                         Addit-             During      Stock-
                        Common  Stock    ional             Develop-    holders'
                       ----------------  Paid-in              Ment      Equity
                       Number    Amount  Capital  Deficit    Stage (Deficiency)

Balance, May 31, 1998
  (Note 6)            162,066  $    162 $622,249 $(616,124)$      -  $   6,287

Issued for cash:
  $0.01 per share   8,000,000     8,000   72,000         -        -     80,000

Issued for cash:
  $2.50 per share      80,000        80  199,920         -        -    200,000

Share issue costs
  - legal fees                            (5,000)                       (5,000)

Net loss-year ended
  May 31, 1999              -         -        -         - (375,333)  (375,333)
------------------------------------------------------------------------------
Balance,
  May 31, 1999      8,242,066     8,242  889,169  (616,124)(375,333)   (94,046)

Net loss-June 1,
  1999 to
  February 4, 2000                                           (5,954)    (5,954)

Reorganization
  Adjustments                           (997,411)  616,124  381,287          -
------------------------------------------------------------------------------
Balance,
  February 4, 2000  8,242,066     8,242 (108,242)        -        -   (100,000)

Issued for
  technology
  license and
  business plan    24,726,198    24,726  (24,726)        -        -          -

Issued for cash:
  $0.25 per share   1,000,000     1,000  249,000         -        -    250,000

Share issue
  costs-finder's
  fee                                    (10,000)        -        -    (10,000)

Net loss-
  February 5,
  2000 to May 31,
  000                                                      (201,743)  (201,743)
------------------------------------------------------------------------------
Balance,
  May 31, 2000     33,968,264  $ 33,968 $106,032  $  -    $(201,743) $ (61,743)
==============================================================================

       See accompanying Notes to the Consolidated Financial Statements

=============================================================================
ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF CASH FLOWS
=============================================================================

                            Cumulative
                            From                Febru-      June 1,
                            Inception of         ary 5,       1999
                            Development           2000          to       Year
                            Stage on                to       Febru-     Ended
                            February 5, 2000    May 31,      ary 4,    May 31,
                            to May 31, 2000       2000        2000       1999


CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES

  Net loss for the period         $(201,743) $(201,743)   $ (5,954) $(375,333)
  Item not requiring
    outlay of cash
      Amortization                    1,054      1,054           -          -
  Changes in operating
    assets and liabilities
  Prepaid expenses                   (1,539)    (1,539)          -          -
  Accounts payable and
    accrued liabilities              43,025     43,025     (11,600)    11,600
  Due to related party                    -          -      17,566     82,434
-----------------------------------------------------------------------------
  Net cash - operating
    Activities                     (159,203)  (159,203)         12   (281,299)
-----------------------------------------------------------------------------

INVESTING ACTIVITIES

  Equipment and furniture           (20,282)   (20,282)          -          -
  Security deposit                   (3,078)    (3,078)          -          -
-----------------------------------------------------------------------------
                                    (23,360)   (23,360)          -          -
-----------------------------------------------------------------------------

FINANCING ACTIVITIES

  Common stock subscribed           250,000    250,000           -    280,000
  Stock offering costs              (10,000)   (10,000)          -     (5,000)
  Reduction in note payable          (5,427)    (5,427)          -          -
-----------------------------------------------------------------------------
                                    234,573    234,573           -    275,000
-----------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH          52,010     52,010          12     (6,299)

CASH (BANK INDEBTEDNESS)
  AT BEGINNING OF PERIOD                  -          -         (12)     6,287
-----------------------------------------------------------------------------
CASH (BANK INDEBTEDNESS) AT
  END OF PERIOD                   $  52,010    $52,010    $      -   $    (12)
=============================================================================
SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION
  Cash paid for interest          $   3,783    $ 3,783    $      -   $      -
  Cash paid for income taxes      $       -    $     -    $      -   $      -

SUPPLEMENTAL NON-CASH
  INVESTING AND FINANCING
  ACTIVITIES

Note payable issued in
  settlement of related
  party accounts payable          $ 100,000    $     -    $      -   $      -


       See accompanying Notes to the Consolidated Financial Statements

=============================================================================
ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
=============================================================================

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company was organized June 4, 1986 under the laws of Colorado as "Sure Hair, Inc.". Its original business was in the cosmetic and beauty care products field, and was abandoned. The Company remained dormant until September 1997, when its issued stock was reduced by a 500:1 reverse split, and an equity financing of $157,500 was completed. Effective September 26, 1997 the name of the Company was changed to "Palmer Medical, Inc." to reflect its new business in the field of medical device manufacturing and sales. This business did not materialize and the Company was again dormant at the end of its 1998 fiscal year.

In January 1999 the company undertook a 20:1 reverse split of its issued stock. Effective February 3, 1999 its name was changed to "Edatenow.com, Inc.". Equity financings for a total of $280,000 were completed in February and April 1999 to finance a portion of the acquisition cost of a private company in the voice personals industry, and to commence the development of an Internet dating program building upon newspaper voice personals. The acquisition of the private company in the voice personals industry was not completed, the Company abandoned its development plans in the field and, by January, 2000 was again inactive.

Effective February 4, 2000 the Company completed a financial reorganization wherein debts to prior management totaling approximately $275,000 were settled by the issuance of a $100,000 promissory note, and a total of 24,726,198 shares were issued to acquire the rights to the use of certain software and a new business plan from Encounter.Com Acquisition Corp. ("EAC"). EAC is a private company organized in Nevada for the purposes of this transaction, and obtained the software rights and business plan by assignment from its organizing shareholder Dennis Hinton. The shares issued to acquire the above assets represented approximately 75% of the shares outstanding on completion. All Directors and Officers resigned at the completion of the transaction and the Company is now controlled by Dennis Hinton.

The new business plan for the Company is to develop and market Internet products and services including Internet access
(ISP), web site hosting, web site publishing and e-commerce applications for small and intermediate size businesses. The Company is considered to be in the development stage commencing February 5, 2000, after the above reorganization and change of control. To date the Company has not established any revenues, and is dependent on its securing new equity financing for the continued development of its business.

The Company's financial statements were prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has raised $250,000 by way of equity financing in the period February 5, 2000 to May 31, 2000, and a further $150,000 subsequently to finance on-going development and operations. Management intends to continue to offer the issue of further capital stock to finance its operations and acquisitions.

=============================================================================
ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
=============================================================================

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(i)   Consolidation

The consolidated financial statements include the accounts of Encounter.com, Inc. and its wholly owned subsidiary
Cybercastingcorp.com, organized in Nevada. All significant intercompany balances and transactions are eliminated in consolidation.

(ii)  Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual consolidated results could differ from those estimates.

(iii) Financial instruments and financial risk

The Company's financial instruments consist of cash, bank indebtedness, accounts payable and accrued liabilities, amounts due to a related party and note payable. The fair value of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

(iv)  Translation of foreign currencies

The Company's foreign operations comprised management and administrative services in Canada relating to its former business prior to reorganization on February 4, 2000. For foreign operations with the local currency as the functional currency, assets and liabilities are translated at year-end exchange rates, and statements of income are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency translation are included as a component of other comprehensive income.

(v)   Equipment and furniture

Equipment and furniture is recorded at cost on acquisition and is amortized by charge to operations on a straight-line basis over its estimated useful life.

(vi)  Loss per share

Basic loss per common share has been calculated based on the weighted average number of shares of common stock outstanding during the period. Where reverse splits have been completed in the year, for the purpose of calculating the weighted average number of shares outstanding, these reverse stock splits have been considered effective at the beginning of the fiscal year.

(vii) Income taxes

The Company accounts for income taxes under an asset and liability approach that required the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactment of changes in the tax laws or rates are considered.

=============================================================================
ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
=============================================================================

(viii) Recently issued accounting standard

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company presently does not use derivatives in its operations, accordingly this pronouncement is not applicable.


NOTE 3 - QUASI-REORGANIZATION AND NEW BUSINESS PLAN

The shareholders on December 27, 1999 approved a change of control of the Company through the issuance of 24,726,198 shares from treasury for the acquisition of software rights and a new business plan to develop and market Internet products and services including access, web site hosting, web site publishing and e-commerce applications. In connection with this change of control and business, the former management agreed to a reduction in the amounts owing to related parties by $184,957.

The Company has accounted for this reorganization by recognizing a gain on settlement of liabilities of $184,957 in the period June 1, 1999 to February 4, 2000, the effective date of the change of control.

The 24,726,198 shares issued to acquire the new assets have been assigned a value of nil for accounting purposes. The fair values assignable to the assets and liabilities of the Company by Encounter.com Acquisition Corp., the acquirer, under accounting principles for reverse acquisitions do not differ in any material respect with their book values at February 4, 2000. Both fair values and the net book values of the assets and liabilities of Encounter.com, Inc. on reorganization are as follows:

         Assets                        $         -
         Liabilities - note payable       (100,000)
         -----------------------------------------
         Net liabilities                  (100,000)
         =========================================

Concurrently with this reorganization, the deficit account of Encounter.com, Inc. ($616,124) and deficit accumulated during the development stage with respect to its previous business at February 4, 2000 ($381,287) were eliminated by a charge to additional paid-in capital.

	The development stage with respect to the new business plan commenced on February 5, 2000, immediately after completion of the reorganization. The consolidated statements of operations, stockholders deficiency and cash flows presented consist of comparative figures for the previous fiscal year ended May 31, 1999, the period from the end of the previous fiscal year to the date of reorganization (February 4, 2000), the period from reorganization to May 31, 2000 (and the Company's regular year-end), and cumulative for the development stage which corresponds with the period immediately after reorganization (February 5, 2000) to May 31, 2000.

=============================================================================
ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
=============================================================================

NOTE 4 - EQUIPMENT AND FURNITURE

Equipment and fixtures consist of:

                            Office                            Total
                            Equipment   Furniture   May 31, 2000 May 31, 1999

Cost                        $   7,644   $  12,638   $    20,282   $        -
Accumulated
  Amortization                   (424)       (630)       (1,054)           -
------------------------------------------------------------------------------
Net book value              $   7,220   $  12,008   $    19,228   $        -
==============================================================================

Amortization is charged at the following annual rates:
office equipment - 33%, furniture and fixtures - 25%.

NOTE 5 - NOTE PAYABLE

The note payable was issued in connection with the reorganization of the Company detailed in Note 3. The note is payable at the rate of $20,000 each 3 months, commencing June 30, 2000, is unsecured and bears interest at the rate of 12% per annum.

Face value of note payable                $  100,000
Less:  closing adjustments relating
  to sundry accounts payable                  (5,427)
----------------------------------------------------
                                              94,573
Current portion of maturity                  (74,573)
----------------------------------------------------
Non current maturity                      $   20,000
====================================================

=============================================================================
ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
=============================================================================

NOTE 6 - COMMON STOCK

(i)   Common Stock Issued to May 31, 1998

The issued common stock was subject to reverse splits on a 500:1 basis in fiscal 1998, and a 20:1 basis in fiscal 1999. The number of shares outstanding and the amounts recorded for common stock and additional paid in capital have been restated retroactively to inception to effect these reverse splits.


                         Number          Warrants                   Additional
                         Of              to Acquire    Subscription    Paid-In
                         Shares  Amount Common shares   Receivable     Capital

Balance at inception,
  June 4, 1986                - $     -     $       -   $        -   $       -

Issued for cash
  $0.001 - $0.05
  per share                 195                                         69,350
  $0.10 per share           500       1           100                  499,999

Issued for services
  $0.001 per share          185                                          1,850

Issued for
  distribution rights
  $0.001 per share          140                                              -

Share issue costs                                                     (135,418)
------------------------------------------------------------------------------
Balance, May 31, 1987     1,020       1           100            -     435,781

Issued for cash
  $0.02 per share            10                                          2,000
------------------------------------------------------------------------------
Balance, May 31, 1988     1,030       1           100            -     437,781

Warrants expired in
  year                                           (100)                     100
------------------------------------------------------------------------------
Balance, May 31, 1989
  and 1990                1,030       1             -            -     437,881

Issued for services
  $0.002 per share        1,518       2                                 28,472
------------------------------------------------------------------------------
Balance, May 31, 1991     2,548       3             -            -     466,353

Issued for services
  $0.002 per share          652       1                                 12,582
------------------------------------------------------------------------------
Balance, May 31, 1992     3,200       4             -                  478,935

Issued in settlement
  of liabilities          1,366       1                     (2,407)      6,378
------------------------------------------------------------------------------

Balance, May 31, 1993     4,566       5             -       (2,407)    485,313

Subscription settled          -       -                      2,407      (2,407)
------------------------------------------------------------------------------
Balance, May 31, 1994,
  1995, 1996 and 1997     4,566       5             -            -     482,906

Issued for cash
  $0.05 per share       157,500     157                                157,343

Share issue costs -
  legal fees paid                                                      (18,000)
------------------------------------------------------------------------------
Balance, May 31, 1998   162,066    $162     $       -     $      -  $  622,249
==============================================================================

=============================================================================
ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
=============================================================================

(ii)	Stock Option Plan

The Company has adopted a Stock Option Plan (the "Plan") to be administrated by a Compensation Committee of the Board of Directors. The purpose of the Plan is to provide incentive stock options as a means to attract and retain key corporate personnel and consultants. The shares to be offered under the Plan consist of authorized but unissued common shares of the Company. The aggregate number of shares subject to options under the Plan at any one time shall not exceed 2,500,000 shares. The maximum number of shares for which an option may be granted to any optionee during any calendar year shall not exceed 500,000 shares. The exercise price of the options when granted shall not be less than 85% of the fair market value of the shares on the date the option is granted. The term of the options granted may not extend beyond 10 years, and are subject to earlier cancellation on termination of employment. The Plan stipulates vesting of stock option rights at the rate of at least 20% per year, and it is intended that options when granted will vest on a cumulative basis as to 1/3 of the shares under option annually, unless otherwise provided by the Plan administrator.

To date there have been no stock options granted under the Plan.

NOTE 7 - RELATED PARTY TRANSACTIONS

(i)

                              February 5, 2000  June 1, 1999        Year
                                     To              To             Ended
                                May 31, 2000   February 4, 2000  May 31, 1999

General and administrative
 expenses for administrative
 and shareholder relations
 fees, promotion,
 entertainment, travel and
 accommodation expenses to
 574125 B.C. Ltd. under a
 Management Agreement
 terminated February 4, 2000   $            -    $     174,846    $   247,725


Gain on settlement of amounts
  owing to 574125 B.C. Ltd.                 -         (184,957)             -

Management and consulting
  fees to stockholders of
  Encounter.com Acquisition
  Corp.                                21,311                -              -


Due to 574125 B.C. Ltd. at
  period end                                -                -         82,434

Note payable to affiliate of
  574125 B.C. Ltd. at period
  end                                  94,573          100,000              -


(ii) The Company in the 1999 fiscal year issued 80,000 shares to 574125 B.C. Ltd. at a price of $2.50 per share for total consideration of $200,000.


=============================================================================
ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
=============================================================================

NOTE 8 - INCOME TAXES

At May 31, 2000, the Company has tax operating losses carryforwards of approximately $185,000 expiring in fiscal 2015. Due to ownership and business purpose changes, the net operating loss carryforwards at May 31, 1999 of approximately $1,000,000 are subject to restriction under tax laws and any tax benefit is expected to be minimal.

The tax benefit of the cumulative tax loss carryforwards have been offset by a valuation allowance of the same amount.

NOTE 9 - PROJECTS NOT PROCEEDED WITH

Voice personals and Internet dating program

The Company in the year ended May 31, 1999 advanced $40,333 under a Letter of Intent to acquire 100% of the shares of SA Interactive Information Technology, Inc., a private British Columbia, Canada corporation. The Letter of Intent also required the Company to issue 9,000,000 common shares, advance a further $140,000, raise a total of $2,500,000 in financing within 18 months of closing, and issue options to the vendors of the private company to acquire 750,000 shares at a price of $0.20 per share exercisable within 2 years of closing. The proposed acquisition, which was not proceeded with, was intended to provide the Company with an entry into the field of voice personals, upon which to develop an Internet presence.

An additional $30,000 was advanced for development costs towards an Internet presence for the above business. These costs, together with the $40,333 advanced under the Letter of Intent have been charged to operations in the 1999 fiscal year (Note 10 - Contingency).

NOTE 10 - CONTINGENCY

The Company entered into a Letter of Intent dated February
5, 1999 to acquire 100% of the shares of SA Interactive
Information Technology, Inc. ("Interactive") (Note 9). The acquisition was not proceeded with.

Interactive and its shareholder filed a Statement of Claim in the Supreme Court of British Columbia (Canada) on April 23,
1999 against the Company, and certain companies and individuals related to the Company at the time.

The claim pertains to the termination of the proposed acquisition of Interactive, and the continued development of businesses by the Company in the same or similar fields as Interactive. The Plaintiff seeks various injunctions restricting the Company from competing against Interactive, damages for breach of contract and breach of fiduciary duty, punitive damages and interest.

The Company filed a Statement of Defense on November 12,
1999 responding that the actions of the Plaintiff in attempting to renegotiate the terms of the Letter of Intent abrogated all agreements between them, and that the Company has no fiduciary duties to the Plaintiff and that the Plaintiff has no exclusive rights to the businesses being developed by the Company.

There have been no filings with the Court following the Statements of Defense filed by the Company on November 12, 1999 and the other defendants on November 17, 1999. No motions have been calendered and no hearings have been set.

=============================================================================
ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
=============================================================================

The Company intends to continue to defend itself vigorously against this action. The probable outcome of this action is not determinable at this time.

The Company is also continuing with its Action against the plaintiffs above for return of the funds advanced ($40,333) towards the proposed acquisition.

NOTE 11- PREMISES LEASE COMMITMENT

The Company has entered into a premises lease commitment to its office in Las Vegas, Nevada expiring June 30, 2003. Future minimum base rentals due are as follows:

          Year ended May 31, 2001:         $ 35,864
                     May 31, 2002:           38,384
                     May 31, 2003:           39,091
                     May 31, 2004:            3,260

NOTE 12 - COMPARATIVE FIGURES

Certain of the figures for the 1999 comparative financial statements have been reclassified to conform to the presentation adopted for the current periods.

NOTE 13 - SUBSEQUENT EVENT

On July 1, 2000, the Company's wholly-owned subsidiary Cybercastingcorp.com has by a Private Offering Memorandum expiring September 1, 2000 offered to sell a maximum of 4,000,000 shares of its capital stock at a price of $0.50 per share The net proceeds are to be used primarily to acquire an internet service provider, working capital and general corporate purposes. There is no minimum number of shares to be sold. This offering will not have a dilutive effect on the net assets of the Company.

NOTE 14 - UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to recognize something other than a date. The Company's own financial accounting functions are not technologically dependent. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

-----------------------------------------------------------------------
ENCOUNTER.COM, INC
(A Development Stage Enterprise)
CONSOLIDATED BALANCE SHEET
(Unaudited)
-----------------------------------------------------------------------
                                                 August 31,      May 31,
                                                    2000           2000
                                             --------------------------
                                                      $             $
                              ASSETS
CURRENT ASSETS
  Cash                                                   -       52,010
  Prepaid expense                                    3,000        1,539
-----------------------------------------------------------------------
                                                     3,000       53,549

EQUIPMENT AND FURNITURE                             20,171       19,228

SECURITY DEPOSIT                                     3,078        3,078
-----------------------------------------------------------------------
                                                    26,249       75,855
=======================================================================

             LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
  Bank indebtedness                                  9,013            -
  Accounts payable and accrued liabilities          53,756       43,025
  Current portion of note payable                   94,573       74,573
-----------------------------------------------------------------------
                                                   157,342      117,598

NOTE PAYABLE                                             -       20,000
-----------------------------------------------------------------------
Total Liabilities                                  157,342      137,598
-----------------------------------------------------------------------
CONTINGENCY (NOTE 5)
-----------------------------------------------------------------------
MINORITY INTEREST (NOTE 3)                               1            -
-----------------------------------------------------------------------


                       STOCKHOLDERS' DEFICIENCY


Preferred Stock:
  Authorized:  5,000,000 shares, $1.00 par value
  Issued and outstanding:  Nil
Common Stock:
  Authorized:  50,000,000 shares, $0.001 par value
  Issued and outstanding
    August 31, 2000 - 34,068,264 shares             34,068       33,968
    May 31, 2000-33,968,264 shares

ADDITIONAL PAID IN CAPITAL                         264,868      106,032

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE  (430,030)    (201,743)
-----------------------------------------------------------------------
                                                  (131,094)     (61,743)
-----------------------------------------------------------------------
                                                    26,249       75,855
=======================================================================
    See accompanying Notes to the Consolidated Financial Statements

-----------------------------------------------------------------------
ENCOUNTER.COM, INC
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)
-----------------------------------------------------------------------
                                                             Cumulative
                                                                   from
                                                           Inception of
                                                            Development
                                                               Stage on
                                                             February 5,
                                           For the Three        2000 to
                                           Months Ended       August 31,
                                           August 31,              2000
-----------------------------------------------------------------------
                                      2000          1999
                                      $             $            $
Revenues                                 -             -              -
-----------------------------------------------------------------------
General and Administrative Expenses

   Management, administrative and
     shareholder relations          88,545        70,000        129,361
   Travel and promotion             60,210         9,944        119,529
   Legal fees                       23,364         3,927         57,544
   Rent                             11,203             -         17,308
   Communications                    3,992         2,004         10,175
   Audit and accounting              2,500        (1,889)        10,000
   Office and sundry                 4,096         1,090          8,409
   Amortization                      1,491             -          2,545
   Interest                          2,837             -          6,620
   Software development             (3,888)            -         34,602
   Specialized development
     components                     35,000                       35,000
-----------------------------------------------------------------------
                                   229,350        85,076        431,093
-----------------------------------------------------------------------
Net loss, before minority interest(229,350)      (85,076)      (431,093)

Minority interest                    1,063             -          1,063
-----------------------------------------------------------------------
Net Loss                          (228,287)      (85,076)      (430,030)
=======================================================================

Basic and Fully Diluted
  Loss Per Share                     $0.01         $0.01
-----------------------------------------------------------------------
Weighted Average
  Number of Shares              34,068,264     8,242,066
-----------------------------------------------------------------------


    See accompanying Notes to the Consolidated Financial Statements

-----------------------------------------------------------------------
ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIENCY
(Unaudited)
-------------------------------------------------------------------------------

                                                            Deficit
                                                            Accu-     Total
                                                            mulated   Stock-
                                                            During    holders'
                                        Addition-           Develop   Equity
                                        al Paid-in          -ment    (Defi-
                       Common   Stock   Capital    Deficit  Stage     ciency)
-------------------------------------------------------------------------------
                       Number  Amount

Balance, May 31,
  1998 (Note 4)       162,066 $    162  $ 622,249 $(616,124)$       -$   6,287
Issued for cash:
  $0.01 per share   8,000,000    8,000     72,000         -         -   80,000
Issued for cash:
  $2.50 per share      80,000       80    199,920         -         -  200,000
Share issue costs
  - legal fees              -        -     (5,000)        -         -   (5,000)
Net loss-year ended
  May 31, 1999              -        -          -         -  (375,333)(375,333)
-------------------------------------------------------------------------------
Balance,
  May 31, 1999      8,242,066    8,242    889,169  (616,124) (375,333) (94,046)
Net loss-June 1,
  1999 to February
  4, 2000                   -        -          -         -    (5,954)  (5,954)
Reorganization
  Adjustments               -        -   (997,411)  616,124   381,287        -
------------------------------------------------------------------------------
Balance, February
  4, 2000           8,242,066    8,242   (108,242)        -         - (100,000)
Issued for
  technology
  license
  and business
  plan             24,726,198   24,726    (24,726)        -         -        -
Issued for cash:
  $0.25 per share   1,000,000    1,000    249,000         -         -  250,000
Share issue costs-
  finder's fee                            (10,000)        -         -  (10,000)
Net loss-February
  5, 2000 to
  May 31, 2000                                               (201,743)(201,743)
------------------------------------------------------------------------------

Balance,
  May 31, 2000     33,968,264   33,968    106,032         -  (201,743) (61,743)
Issued for cash:
  $0.25 per share     100,000      100     24,900         -         -   25,000
Excess of proceeds
  on sale of
  subsidiary company
  stock over book
  value (Note 3)            -        -    133,936         -         -  133,936
Net loss - three
  months ended
  August 31, 2000                                            (228,287)(228,287)
------------------------------------------------------------------------------
Balance,
  August 31, 2000  34,068,264 $ 34,068   $264,868  $      -$(430,030)$(131,094)
==============================================================================

-----------------------------------------------------------------------
ENCOUNTER.COM, INC
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
-----------------------------------------------------------------------
                                                             Cumulative
                                                                   from
                                                           Inception of
                                                            Development
                                                               Stage on
                                                             February 5,
                                           For the Three        2000 to
                                           Months Ended       August 31,
                                           August 31,              2000
-----------------------------------------------------------------------
                                      2000          1999
CASH PROVIDED BY (USED IN):           $             $            $

OPERATING ACTIVITIES
  Net loss for the period         (228,287)      (85,076)      (430,030)
  Items not requiring outlay
    of cash
     Amortization                    1,491             -          2,545
Changes in operating assets
  and liabilities
     Prepaid expenses               (1,461)            -         (3,000)
     Accounts payable and
       accrued liabilities          10,731        (3,837)        53,756
     Due to related parties                       89,469
-----------------------------------------------------------------------
Net cash - operating activities   (217,526)          556       (376,729)
-----------------------------------------------------------------------
INVESTING ACTIVITIES
  Additions to equipment and
    Furniture                       (2,434)            -        (22,716)
  Security deposits                      -                       (3,078)
-----------------------------------------------------------------------
                                    (2,434)            -        (25,794)
-----------------------------------------------------------------------
FINANCING ACTIVITIES
  Common stock subscribed           25,000             -        275,000
  Reduction in note payable              -                       (5,427)
  Stock offering costs                                          (10,000)
  Minority interest in subsidiary  133,937             -        133,937
-----------------------------------------------------------------------
                                   158,937             -        393,510
-----------------------------------------------------------------------

(DECREASE) INCREASE IN CASH        (61,023)          556         (9,013)

CASH (BANK INDEBTEDNESS),
BEGINNING OF PERIOD                 52,010           (12)             -
-----------------------------------------------------------------------
(BANK INDEBTEDNESS) CASH,
  END OF PERIOD                     (9,013)          544         (9,013)
=======================================================================

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION
  Cash paid for interest             2,837             -          6,620
  Cash paid for income taxes             -             -              -

SUPPLEMENTAL NON-CASH
INVESTING AND FINANCING
ACTIVITIES

  Note payable issued in
  settlement of related party
  accounts payable                                              100,000


     See accompanying Notes to the Consolidated Financial Statements

-----------------------------------------------------------------------
ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2000
(Unaudited)
-----------------------------------------------------------------------

Note 1 - Basis of Presentation

These unaudited financial statements have been prepared in accordance with the instructions to SEC Form 10-QSB.
Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's annual report on Form 10-KSB for the year ended May 31, 2000.

In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of these unaudited consolidated financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the three-month period ended August 31, 2000 are not necessarily indicative of the results that can be expected for the year ended May 31, 2001.


Note 2 - Going Concern

These financial statements have been prepared on the basis that the Company will continue as a going concern. The Company has incurred operating losses since its organization and has a working capital deficiency of $154,342 at August 31, 2000. Management intends to raise additional equity financing to finance the Company's operations and any acquisitions. However, there can be no assurance that such additional funds will be available to the Company when required or on terms acceptable to the Company. Such limitations could have a material adverse effect on the Company's business, financial condition or operations and these financial statements do not include any adjustments that could result therefrom.


Note 3 - Sale of Common Stock by Subsidiary

The Company's subsidiary Cybercastingcorp.com ("Cybercastingcorp") issued 270,000 shares of its capital stock by private placement sale at a price of $0.50 per share in the period, for proceeds of $135,000. Cybercastingcorp was 100% owned prior to the above sale with the Company holding all 34,000,000 shares issued and outstanding. The effect of the private placement was to reduce the Company's equity percentage to approximately 99% at August 31, 2000.

The book value of the Company's investment in Cybercastingcorp is nominal only. The proceeds of $135,000 received from the non-controlling shareholders of Cybercastingcorp has been recognized as Additional Paid In Capital ($133,936) to the extent of the excess of the proceeds received over the amount initially recorded as minority interest ($1,064).

The Company has not recognized a gain on this transaction as Cybercastingcorp is a development stage company and realization is not assured.

As a result of an operating loss for the period, the minority interest in Cybercastingcorp has been reduced to a nominal $1 at August 31, 2000.

-----------------------------------------------------------------------
ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2000
(Unaudited)
-----------------------------------------------------------------------

Note 4 - Common Stock

Common Stock Issued to May 31, 1998

The issued common stock was subject to reverse splits on a 500:1 basis in fiscal 1998, and a 20:1 basis in fiscal 1999. The number of shares outstanding and the amounts recorded for common stock and additional paid in capital have been restated retroactively to inception to effect these reverse splits.

                                               Warrants
                                               to                   Addition
                               Number          Acquire  Sub-        -al
                               of              Common   scription   Paid-In
                               Shares  Amount  shares   Receivable  Capital

Balance at inception,
  June 4, 1986                      - $      - $      - $        -  $       -
Issued for cash
  $0.001 - $0.05 per share        195                                  69,350
  $0.10 per share                 500        1      100               499,999
Issued for services
  $0.001 per share                185                                   1,850
Issued for distribution
  rights
  $0.001 per share                140                                       -
Share issue costs                                                    (135,418)
-----------------------------------------------------------------------------
Balance, May 31, 1987           1,020        1      100          -    435,781
Issued for cash
  $0.02 per share                  10                                   2,000
-----------------------------------------------------------------------------
Balance, May 31, 1988           1,030        1      100          -    437,781
Warrants expired in year                           (100)                  100
-----------------------------------------------------------------------------
Balance, May 31, 1989 and 1990  1,030        1        -          -    437,881
Issued for services
  $0.002 per share              1,518        2                         28,472
-----------------------------------------------------------------------------
Balance, May 31, 1991           2,548        3        -          -    466,353
Issued for services
  $0.002 per share                652        1                         12,582
-----------------------------------------------------------------------------
Balance, May 31, 1992           3,200        4        -               478,935
Issued in settlement of
  Liabilities                   1,366        1              (2,407)     6,378
-----------------------------------------------------------------------------
Balance, May 31, 1993           4,566        5        -     (2,407)   485,313
Subscription settled                -        -               2,407     (2,407)
-----------------------------------------------------------------------------
Balance, May 31, 1994,
  1995, 1996 and 1997           4,566        5        -          -    482,906
Issued for cash
  $0.05 per share             157,500      157                        157,343
Share issue costs -
  legal fees paid                                                     (18,000)
-----------------------------------------------------------------------------
Balance, May 31, 1998         162,066     $162  $     -   $      -   $622,249
=============================================================================

ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2000
(Unaudited)

Note 5 - Contingency

The Company in the year ended May 31, 1999 advanced $40,333 under a Letter of Intent to acquire 100% of the shares of SA Interactive Information Technology, Inc. ("Interactive"), a private British Columbia, Canada corporation. The Letter of Intent also required the Company to issue 9,000,000 common shares, advance a further $140,000, raise a total of $2,500,000 in financing within 18 months of closing, and issue options to the vendors of the private company to acquire 750,000 shares at a price of $0.20 per share exercisable within 2 years of closing. The proposed acquisition, which was not proceeded with, was intended to provide the Company with an entry into the field of voice personals, upon which to develop an Internet presence.

Interactive and its shareholder filed a Statement of Claim in the Supreme Court of British Columbia (Canada) on April 23, 1999 against the Company, and certain companies and individuals related to the Company at the time. The claim pertains to the termination of the proposed acquisition of Interactive, and the continued development of businesses by the Company in the same or similar fields as Interactive. The Plaintiff seeks various injunctions restricting the Company from competing against Interactive, damages for breach of contract and breach of fiduciary duty, punitive damages and interest.

The Company filed a Statement of Defense on November 12, 1999 responding that the actions of the Plaintiff in attempting to renegotiate the terms of the Letter of Intent abrogated all agreements between them, and that the Company has no fiduciary duties to the Plaintiff and that the Plaintiff has no exclusive rights to the businesses being developed by the Company.

There have been no filings with the Court following the Statements of Defense filed by the Company on November 12, 1999 and the other defendants on November 17, 1999. No motions have been calendered and no hearings have been set.

The Company intends to continue to defend itself vigorously against this action. The probable outcome of this action is not determinable at this time.

The Company is also continuing with its action against the plaintiffs above for return of the funds advanced ($40,333) towards the proposed acquisition.

                              PART III

                         INDEX TO EXHIBITS


Exhibit 3.1:  Articles of Incorporation

Exhibit 3.2:  Articles of Amendment of Articles of Incorporation
               (Addition of Article 11)

Exhibit 3.3:  Articles of Amendment of Articles of Incorporation
              (Name Change to Palmer Medical, Inc.)

Exhibit 3.4:  Restated Articles of Incorporation with Amendments
              (Name Change to edatenow.com, Inc.)

Exhibit 3.5:  Articles of Amendment of the Articles of
              Incorporation
              (Name Change to Encounter.com, Inc.)

Exhibit 3.6:  By-Laws

Exhibit 10.1: Technology License Agreement

Exhibit 27.1: Financial Data Schedule

                             SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:	January 12, 2000


                       ENCOUNTER.COM INC.

                       /s/ Dennis J. Hinton
                   By: _______________________________
                       Dennis J. Hinton
                       Director, Chief Executive Officer
                       and Chairman of the Board

                                29